SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 18, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES THE DECISION OF THE MINISTER OF COMMUNICATIONS REGARDING REGULATION OF THE WHOLESALE MARKET FOR BROADBAND FIXED-LINE TELECOMMUNICATIONS SERVICES

PARTNER COMMUNICATIONS ANNOUNCES THE DECISION OF THE MINISTER
OF COMMUNICATIONS REGARDING REGULATION OF THE WHOLESALE
MARKET FOR BROADBAND FIXED-LINE TELECOMMUNICATIONS SERVICES

Rosh HaAyin, Israel, November 18, 2014 – Partner Communications Company Ltd. (“Partner” or “the Company”) (TASE and NASDAQ: PTNR), a leading communications operator in Israel, announces that, on November 17, 2014, the Ministry of Communications published the decision of the Minister of Communications (“the Minister”) regarding regulation of the wholesale market for broadband fixed-line telecommunications services – defining a format for the supply of wholesale services and setting a tariff for the supply of these services.

Within this framework, the Minister decided to amend the licenses of the infrastructure owners – Bezeq The Israeli Telecommunication Corp. Ltd. (“Bezeq”) and Hot Telecom Ltd. (“Hot”) and to prescribe the service portfolio – managed broadband access and wholesale telephony service.

The regulations attached to the Minister’s decision prescribe the obligation to supply the wholesale services, including ancillary services, as well as maximum tariffs (requiring the approval of the Minister of Finance) for the said wholesale services. The tariffs set at this stage, relate solely to services to be provided by Bezeq. The Ministry of Communications intends on initiating a separate regulation process addressing the tariffs for the wholesale services to be provided by Hot, a cable infrastructure owner.

Additionally, on November 17, 2014, the Ministry of Communications published a hearing to examine the format for preventing a “margin squeeze” by the infrastructure owners – which occurs when an infrastructure owner lowers its retail prices and narrows the margin between its retail prices and the wholesale price of those infrastructure inputs being purchased by service-providers to a level that erodes the service-providers’ margin to the point of eradicating the economic feasibility of continuing their operations, the objective being to push service-providers out of the market.

The Company is examining the contents of the hearing on the format for preventing a margin squeeze by the infrastructure owners (Bezeq and Hot) and is preparing to submit its position in this regard.

At this stage, the Company is unable to predict the outcome of the hearing, which is critical to ensuring the effectiveness of the wholesale market.

The Company is examining the contents of the Minister’s decision regarding regulation of the wholesale market. At this stage, since a decision has not yet been issued on the subject of the aforesaid margin squeeze, the Company is unable to assess the impact of the Minister’s decision regarding regulation of the wholesale market for broadband fixed-line telecommunications services on the Company’s results.

For further information, see the Company's Annual Report on Form 20-F for the year ended December 31, 2013 ("2013 Annual Report"), "Item 3. Key Information - 3D. Risk Factors - 3D.1 Risks relating to the regulation of our industry - 3D.1b - If insufficient or improperly implemented, regulatory initiatives that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations" and "Item 4. Information on the Company - 4B. Business Overview - 4B.13 Regulation - 4B.13d Regulatory Developments - 4B.13d-x- The Ministry of Communications policy regarding the fixed-line telecommunications sector".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information – 3D. Risk Factors," "Item 4. Information about the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information – 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. is a leading communications operator in Israel providing communications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner:

http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 18, 2014